Mail Stop 3561

May 18, 2006

Susan J. Thomas
Ford Motor Credit Company
One American Road
Dearborn, Michigan 48426

Re: Ford Credit Floorplan Corporation
**   Ford Credit Floorplan LLC**
**   Registration Statement on Form S-3**
**   Filed May 8, 2006**
**   File No. 333-132560-01**

Dear Ms. Thomas,

     We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectuses and/or the supplements should be applied universally, if applicable. Finally, please note that the page numbers referenced below correspond to the marked courtesy copy provided by counsel.

     Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General

1.   We note your response to prior comment 3, but reissue it. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown and not

within 4 days after a takedown.

2.   We note your response to prior comment 7, but reissue it. Please revise your disclosure to use the term "issuing entity" instead of "trust" to the extent practicable throughout the cover page summary.

Prospectus Supplement
Loss Experience of the Trust Portfolio, page S-23

3.   We refer to the last sentence of your response to prior comment 10. Please note that the delinquency and loss disclosure is not subject to a materiality standard. Revise to clarify that you will disclose the information in the "status distribution" table if it exists.

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We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile
        Christopher J. Di Angelo
        Dewey Ballantine LLP
        1301 Avenue of the Americas
        New York, New York 10019
        (212) 259 6333